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March 30, 2006

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Steven Jacobs,
     Accounting Branch Chief

RE:    The Macreport.net, Inc.
    Form 10-KSB for the Year Ended November 30, 2004
File No. 0-33421

Dear Ladies and Gentlemen:

In connection with our response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated December 8, 2005, regarding The Macreport.net, Inc.'s (the "Company") Form 10-KSB for the year ended November 30, 2004 and the Company's Form 10-QSB for the fiscal quarter ended August 31, 2005. We hereby acknowledge that:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(b) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact Stephen J. Czarnik at (212) 232-8323 with any questions or comments. I thank you for your attention to this matter.

With kind regards,

V. William Lucchetti
Chief Executive Officer